September 2, 2025

Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

       Re: Pasithea Therapeutics Corp.
           Draft Registration Statement on Form S-1
           Submitted August 28, 2025
           CIK No. 0001841330
Dear Tiago Reis Marques:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   James B. O'Grady